UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-1520

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GenCorp Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

GenCorp Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of October 31, 2002 and 2001 and for the
year ended October 31, 2002

Contents

Report of Independent Auditors

The Administrative Committee
GenCorp Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of GenCorp Retirement Savings Plan as of October 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended October 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended October 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions as of October 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

February 21, 2003

GenCorp Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 31,

	2002	2001

Assets
Interest in the GenCorp Retirement Savings Plans Master Trust	$222,019,312	$316,866,938
Contribution receivable:
Participant	314,246	–
Company	161,125	–

Net assets available for benefits	$222,494,683	$316,866,938

See accompanying notes.

GenCorp Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended October 31, 2002

Additions
Contributions:
Participant	$11,688,891
Company	5,962,211
Rollovers	654,839

18,305,941
Transfer in from GenCorp Bargaining Unit Employees’ Savings Plan	2,630,638

Total additions	20,936,579
Deductions
Net investment loss from GenCorp Retirement Savings Plans Master Trust	20,067,101
Benefits paid directly to participants	60,083,184
Administrative expenses	240,633
Transfer to Northrop Grumman Electronic Systems – Space Division – Consolidated Pension Plan	34,917,916

Total deductions	115,308,834

Net decrease	(94,372,255)
Net assets available for benefits, beginning of year	316,866,938

Net assets available for benefits, end of year	$222,494,683

See accompanying notes.

GenCorp Retirement Savings Plan

Notes to Financial Statements

October 31, 2002

1. Description of the Plan

The following description of the GenCorp Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

GenCorp Inc. (the Company or the Plan Sponsor) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering all eligible employees of the Company and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On October 19, 2001, the Company’s wholly owned subsidiary, Aerojet-General Corporation (Aerojet), completed the sale of its Electronic and Information Systems business to Northrop Grumman Corporation. As a result of the sale, balances totaling $34,917,916 for participants who were former employees of Aerojet’s Azusa, California facility were transferred to the Northrop Grumman Electronic Systems – Space Division – Consolidated Pension Plan on February 15, 2002.

Effective February 1, 2002, the OMNOVA Stock Fund was frozen to new contributions and exchanges and all shares remaining in the fund were subsequently sold and the proceeds were allocated according to participants’ directives.

Effective August 1, 2002, the GenCorp Bargaining Unit Employees’ Savings Plan merged into the Plan and became the “Bargaining Unit Employees’ Savings Program” (the Bargaining Unit Program) of the Plan. The total net assets transferred into the Plan were $2,630,638.

Contributions

Except for participants in the Bargaining Unit Program, participants may elect to contribute, on a pretax or after-tax basis, up to 16% of their eligible compensation as defined by the plan document. Contributions must be made in one-percent increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (Code).

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Except for participants in the Bargaining Unit Program, the Company makes matching contributions equal to 100% of the first 3% of participants’ compensation contributed and 50% of the next 3% of compensation contributed. Participants who are members of certain unions in states outside California may have different levels of Company matching contributions or no Company matching contributions. Company matching contributions are made to the GenCorp Stock Fund. Participants may also contribute amounts representing distributions from other qualified plans. A participant may not transfer from the GenCorp Stock Fund their interest in any matching contributions.

Participants of the Bargaining Unit Program may elect to contribute from $2.00 to $90.00 of pre-tax compensation, after-tax compensation, or a combination of both thereof, to the Plan per week. Contributions must be made in two-dollar increments. The Bargaining Unit Program provides that the Company will make a matching contribution of $0.25 for each $1.00 up to the first $30.00 of the participant’s compensation contributed. A participant may direct employee and employer contributions to any of the Plan’s fund options.

Effective January 1, 2002, collective-bargained employees at the Company’s Batesville, Arkansas facility who participate in the Bargaining Unit Program (Batesville Participants) may elect to contribute a maximum of 16% of pre-tax compensation, after-tax compensation, or a combination of both, to the Plan. The Company makes a matching contribution of 25% of the first 6% contributed by the participant, and the matching contributions are directed to the GenCorp Stock Fund.

Participant Accounts

     Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and, (b) Plan earnings (losses). Except for participants in the Bargaining Unit Program, their accounts are also charged with an allocation of certain administrative expenses (see “Administration Expenses” below). Allocations are based on participant earnings (losses) or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The balances of forfeited nonvested accounts were $17,774 and $1,211 as of October 31, 2002 and 2001, respectively. A participant’s benefit is limited to the balance in his account.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

     A participant’s interests in his or her rollover contributions, if any, and employee contributions that a participant has made or the Company has made for a participant pursuant to a salary reduction agreement are at all times vested and not subject to forfeiture. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Code or other applicable provisions of law. A participant may not, however, elect a voluntary in-service withdrawal of any plan shares attributable to matching contributions until such matching contributions have remained in the Plan for at least 24 months.

     For participants in the Bargaining Unit Program, any employee contributions made are at all times vested and not subject to forfeiture. Matching contributions are 100% vested upon the completion of two years of service with the Company. A participant becomes fully vested in matching contributions without regard to years of service on the date of his or her 65th birthday, total and permanent disability, layoff or death.

Participant Loans

     Certain participants may borrow from their fund accounts a minimum loan amount of $1,000 up to 50 percent of their account balance but not more than $50,000. Eligible participants may have two loans outstanding at any given time, except that Batesville Participants may have only one loan outstanding. Company matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. A participant’s loan is secured by the balance in his account and bears interest at a rate of one percent above the prevailing prime rate. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

     Distribution of the vested value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon termination of employment, financial hardship, or death.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. Except for the Bargaining Unit Program, all legal, accounting, and other administrative costs of the Plan are paid by the Company but reimbursed by the Plan. All such costs of the Bargaining Unit Program are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will continue to be 100% vested in their accounts.

2.     Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s interest in the GenCorp Retirement Savings Plans Master Trust (Master Trust) is stated at fair value. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses (Note 4). Quoted market prices are used to value investments in the Master Trust. Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Master Trust at year-end. Investments in common/collective trusts are valued based upon the quoted redemption value of units owned by the plans at year-end. Investments in marketable equity and debt securities are valued at quoted market prices as determined on the last business day of the plans’ fiscal years. Money market funds are valued at cost plus accrued interest, which approximates fair value. The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last day of the plan year. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

2.     Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s Trustee, who is the fiduciaries of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the notes accompanying the October 31, 2001 financial statements have been reclassified to conform to the October 31, 2002 presentation.

3.     Nonparticipant-Directed Investments

The GenCorp Inc. and OMNOVA Solutions Inc. common stock funds contain participant account balances that are both participant-directed and nonparticipant-directed. Because the funds contain balances that are nonparticipant-directed, the entire balances in the funds are considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	October 31,

	2002	2001

Net assets:
Money market funds	$810,353	$2,262,957
GenCorp Inc. Common Stock	32,550,470	59,532,035
OMNOVA Solutions Inc. Common Stock	–	10,161,557

Total	$33,360,823	$71,956,549

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

3.     Nonparticipant-Directed Investments (continued)

Year Ended
October 31,
2002

Changes in net assets:
Plan’s interest in Master Trust investment loss	$(11,647,330)
Company contributions	5,772,155
Participant contributions	798,254
Rollover	5,422
Benefits paid directly to participants	(14,106,705)
Administrative expenses	(2,219)
Transfer in from GenCorp Bargaining Unit Employees’ Savings Plan	16,371
Transfer to Northrop Grumman Electronic Systems – Space Division – Consolidated Pension Plan	(7,762,076)
Transfer to other investment fund options	(11,669,598)

$(38,595,726)

4.     Investments in the GenCorp Retirement Savings Plans Master Trust

Effective December 1, 2000, the Company established the GenCorp Retirement Savings Plans Master Trust with Fidelity Management Trust Company (Fidelity) serving as trustee. The plans covered under the new master trust agreement with Fidelity are GenCorp Retirement Savings Plan and, until August 1, 2002, GenCorp Bargaining Unit Employees’ Savings Plan.

Participation by the Plan’s funds in the Master Trust funds is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Income, administrative expenses, and gains and losses are allocated among the Plans based on their proportionate dollar interest in the Master Trust. At October 31, 2002 and 2001, the Plan’s interest in the net assets of the Master Trust was approximately 100% and 99.06%, respectively.

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments in GenCorp Retirement Savings Plan Master Trust (continued)

     Financial information for the Master Trust funds is as follows:

	October 31

	2002	2001

Investments at fair value as determined by quoted market price:
Cash, cash equivalents, money market funds and sales pending settlement	$7,583,646	$10,756,131
Common stocks	288,457	474,072
Common/collective trusts	130,576,061	176,248,800
Shares of registered investment companies	45,746,967	55,157,159
Accrued interest and dividends receivable	–	1,521
GenCorp Inc. Common Stock	32,550,470	59,532,035
OMNOVA Solutions Inc. Common Stock	–	10,161,557
Investments at estimated fair value:
Participant notes receivable	5,273,711	7,548,663

	$222,019,312	$319,879,938

Investment income (loss) for the Master Trust is as follows:

Year Ended
October 31, 2002

Net appreciation (depreciation) in fair value of investments:
Common stocks	$(309,336)
Common/collective trusts	(9,938,280)
Shares of registered investment companies	(3,830,905)
GenCorp Inc. Common Stock	(13,301,315)
OMNOVA Solutions Inc. Common Stock	1,608,991

(25,770,845)
Interest and dividends	5,544,411

$(20,226,434)

GenCorp Retirement Savings Plan

Notes to Financial Statements (continued)

5.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 21, 1997 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6.     Nonexempt Transactions

Late Contributions

After the end of the plan year, the Company and the U.S. Department of Labor (DOL) agreed that certain participant contributions and loan repayments withheld from participants’ compensation were not remitted to the Plan’s trust as soon as they could be reasonably segregated from the Company’s general assets. This practice occurred over a period of time from November 30, 2000 to October 31, 2002. The aggregate amount of these contributions and loan repayments over the two-year period was $4,825,549. The DOL calculated $8,744 in interest due to the Plan, and the Company remitted that amount to the Plan’s trust on February 28, 2003.

Imprudent Payment of Administrative Expenses

The DOL also performed a review of administrative expenses during the plan year and concluded that certain administrative expenses paid by the Plan that not permitted by the plan document. These expenses were the sole responsibility of the Company and represented an imprudent transfer of Plan assets to the Plan Sponsor. This practice occurred over a period of time from September 1, 1998 to August 1, 2002. The aggregate amount of these administrative expenses over the four-year period was $17,910. The DOL calculated $6,232 in interest due to the Plan, and the Company reimbursed the expenses and paid the interest to the Plan’s trust on February 28, 2003.

7.     Subsequent Event

On October 2, 2002, the Company completed the acquisition of General Dynamics’ Ordnance and Tactical Systems (OTS) Space Propulsion and Fire Suppression business. As a result of the acquisition, participants’ balances totaling $9,102,132 were transferred from the General Dynamics – OTS Prime Plan to this Plan on February 1, 2003.

GenCorp Retirement Savings Plan

EIN 34-024000, Plan #334

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended October 31, 2002

(c) Description of
Transactions,
	(b) Relationship to	Including Maturity
	Plan, Employer, or	Date, Rate of
(a) Identity of Party	Other	Interest, Collateral,
Involved	Party-In-Interest	Par or Maturity Value

GenCorp, Inc.	Employer/Plan Sponsor	Participant contributions and loan repayments of $4,825,549 were withheld from participants’ pay over a two-year period from November 30, 2000 to October 31, 2002 but were not remitted to the Plan’s trust as soon as they could be reasonably segregated from the Company’s general assets. This constituted a $4,825,549 loan from the Plan to the Plan Sponsor for the period November 30, 2000 through October 31, 2002.
Interest of $8,744 related to the period November 30, 2000 through October 31, 2002 was remitted to the Plan on February 28, 2003.

GenCorp, Inc.	Employer/Plan Sponsor	Administrative expenses of $17,910 were incorrectly paid by the Plan and represented an imprudent transfer of Plan assets to the Plan Sponsor over a four-year period from September 1, 1998 to August 1, 2002. Payment of $17,910 and interest of $6,232 were remitted to the Plan on February 28, 2003.

Note: Columns (d) through (j) are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENCORP RETIREMENT SAVINGS PLAN

By:	/s/ Yasmin R. Seyal

Yasmin R. Seyal Senior Vice President and Chief Financial Officer

Date: April 28, 2003